Exhibit 99.4

Bezeq The Israel
Telecommunication Corporation
Ltd.

Condensed Separate Interim
Financial Information as at
September 30, 2013

(Unaudited)

The information contained in these financial information constitutes a translation of the financial information published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Condensed Separate Interim Financial Information as at September 30, 2013 (unaudited)

Contents	Page

Auditors’ Report	2

Condensed Separate Interim Financial Information as at September 30, 2013 (unaudited)
Condensed information pertaining to the Interim Financial Position	3
Condensed information pertaining to the Interim Profit or Loss	5
Condensed information pertaining to the Interim Comprehensive Income	6
Condensed information pertaining to the Interim Cash Flows	7
Notes to the condensed separate interim financial information	9

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

To:

The Shareholders of “Bezeq”- The Israel Telecommunication Corporation Ltd.

Subject: Special auditors’ report on separate interim financial information according to Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970

Introduction

We have reviewed the separate interim financial information presented in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970 of “Bezeq”- The Israel Telecommunication Corporation Ltd. (hereinafter – “the Company”) as of September 30, 2013 and for the nine and three month periods then ended. The separate interim financial information is the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express a conclusion on the separate interim financial information based on our review.

We did not review the separate interim financial information of investee companies the investments in which amounted to NIS 194 million as of September 30, 2013, and the profit (loss) from these investee companies amounted to NIS (5) million and NIS 2 million for the nine and three month periods then ended, respectively. The financial statements of those companies were reviewed by other auditors whose review reports thereon were furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the said review reports of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of separate interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information was not prepared, in all material respects, in accordance with Regulation 38D of the Securities Regulations (Periodic and Immediate Reports) – 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Company which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 4.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)

November 6, 2013

Condensed Separate Interim Financial Information as at September 30, 2013 (unaudited)

Condensed Interim Information of Financial Position

	September 30, 2013	September 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Assets
Cash and cash equivalents	85	205		221
Investments, including derivatives	944	1,013		1,071
Trade receivables	761	777		740
Other receivables	194	154		208
Dividend received from investees	-	484		-
Inventory	15	21		13
Loans granted to investees	405	328		465
Assets classified as held for sale	83	44		44
Total current assets	2,487	3,026		2,762

Investments, including derivatives	75	72		67
Trade and other receivables	72	145		128
Property, plant and equipment	4,377	4,424		4,403
Intangible assets	338	346		355
Investment in investees	5,813	5,881		6,061
Loans granted to investees	744	1,280		1,016
Deferred tax assets	82	135	*	111	*
Total non-current assets	11,501	12,283		12,141

Total assets	13,988	15,309		14,903

Condensed Separate Interim Financial Information as at September 30, 2013 (unaudited)

	September 30, 2013	September 30, 2012		December 31, 2012
	(Unaudited)	(Unaudited)		(Audited)
	NIS million	NIS million		NIS million
Liabilities
Debentures, loans and borrowings	1,061	601		1,132
Trade payables	86	119		149
Other payables, including derivatives	543	548		493
Current tax liabilities	638	458		447
Provisions (Note 4)	107	148		139
Employee benefits	214	247	*	216	*
Dividend payable	-	1,978		969
Total current liabilities	2,649	4,099		3,545

Debentures	4,996	4,599		4,581
Loans	3,999	3,946		4,049
Employee benefits	219	202	*	219	*
Other liabilities	75	47		54
Dividend payable	-	473		-
Total non-current liabilities	9,289	9,267		8,903

Total liabilities	11,938	13,366		12,448

Equity
Share capital	3,839	3,837		3,837
Share premium	118	99		100
Reserves	594	599		608
Deficit	(2,501)	(2,592	)*	(2,090	)*
Total equity	2,050	1,943		2,455

Total liabilities and equity	13,988	15,309		14,903

/s/ Shaul Elovitch	/s/ Stella Handler	/s/ Dudu Mizrachi
Shaul Elovitch	Stella Handler	Dudu Mizrachi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: November 06, 2013

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Separate Interim Financial Statements as at September 30, 2013 (unaudited)

Condensed Interim Information of Profit or Loss

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues (Note 2)	3,377	3,509	1,127	1,149	4,630

Cost of Activities
Depreciation and amortization	509	541	174	185	730
Salaries	755	808	243	274	1,036	*
Operating and general expenses (Note 3)	672	778	224	278	1,033
Other operating expenses (income), net	(98)	(13)	(8)	(7)	(128)
	1,838	2,114	633	730	2,671

Operating profit	1,539	1,395	494	419	1,959
Financing expenses (income)
Financing expenses	414	455	150	161	581	*
Finance income	(252)	(267)	(93)	(98)	(322)
Financing expenses, net	162	188	57	63	259

Profit after financing expenses, net	1,377	1,207	437	356	1,700
Share in earnings of investees, net	360	502	89	96	654
Profit before income tax	1,737	1,709	526	452	2,354
Income tax	318	370	77	110	493	*
Profit for the period attributable to the owners of the Company	1,419	1,339	449	342	1,861

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Separate Interim Financial Statements as at September 30, 2013 (unaudited)

Condensed Interim Information of Comprehensive Income

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit for the period	1,419	1,339	449	342	1,861 *

Items of other comprehensive income not transferred to profit and loss
Actuarial gains (losses) net of tax	-	-	-	-	(15)

Items of other comprehensive income (net of tax) after initial recognition in comprehensive income is transferred to profit or loss	(6)	1	(2)	3	(3)

Other comprehensive income (loss), net of tax in respect of investees	(13)	(6)	(7)	-	(9)
Other comprehensive income (loss), net of tax	(19)	(5)	(9)	3	(27)

Total comprehensive income for the period attributable to equity holders of the Company	1,400	1,334	440	345	1,834

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Separate Interim Financial Statements as at September 30, 2013 (unaudited)

Condensed Interim Information of Cash Flows

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the period	1,419	1,339	449	342	1,861 *
Adjustments:
Depreciation	430	470	147	160	635
Amortization of intangible assets	79	71	27	25	95
Share in the profits of equity-accounted investees, net	(360)	(502)	(89)	(96)	(654)
Financing expenses, net	201	250	65	77	309
Capital gain, net	(127)	(23)	(15)	(25)	(150)
Share-based payment transactions	23	60	7	21	73
Income tax expenses	318	370	77	110	493 *
Expenses (income) due to derivatives, net	(7)	5	3	11	-

Change in inventory	(3)	(8)	4	6	-
Change in trade and other receivables	(9)	(95)	25	(13)	(61)
Change in trade and other payables	(7)	(102)	39	(21)	(108)
Change in provisions	(31)	(15)	2	(2)	(24)
Change in employee benefits	(3)	(96)	(18)	(32)	(131)*

Net cash used in operating activities due to transactions with investees	(30)	(21)	(17)	(4)	(18)

Net income tax paid	(145)	(206)	(75)	(89)	(311)
Net cash flows from operating activities	1,748	1,497	631	470	2,009

* Reclassified due to retrospective application of IAS 19 Employee Benefits, see Note 1.3

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Separate Interim Financial Statements as at September 30, 2013 (unaudited)

Condensed Interim Information of Cash Flows (cont.)

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from investing activities
Investment in intangible assets	(63)	(103)	(22)	(33)	(136)
Proceeds from the sale of property, plant and equipment	214	164	48	96	300
Acquisition of financial assets held for trading and others	(1,256)	(2,249)	(165)	(398)	(2,457)
Proceeds from the sale of financial assets held for trading and others	1,396	2,175	637	-	2,329
Purchase of property, plant and equipment	(504)	(653)	(176)	(216)	(822)
Net proceeds for derivatives	6	13	-	3	14
Proceeds from disposal of investments and long-term loans	(4)	2	(1)	(1)	7
Interest and dividends received	12	7	2	2	9
Increase in the rate of holding in a subsidiary	-	(77)	-	-	(77)
Net cash from investment activities due to transactions with investees	977	705	468	253	1,323
Net cash used for investing activities	778	(16)	791	(294)	490
Cash flow from financing activities
Bank loans received	-	-	-	-	650
Repayment of bank loans	(125)	(204)	(50)	(127)	(204)
Issue of debentures	869	-	-	-	-
Repayment of debentures	(319)	(316)	-	-	(327)
Dividend paid	(2,830)	(1,574)	(1,469)	-	(3,071)
Interest paid	(253)	(293)	(25)	(31)	(436)
Net proceeds (payment) for derivatives	(6)	8	-	(2)	7
Proceeds from exercise of options	2	7	1	5	7
Net cash used for financing activities	(2,662)	(2,372)	(1,543)	(155)	(3,374)

Increase (decrease) in cash and cash equivalents	(136)	(891)	(121)	21	(875)
Cash and cash equivalents at beginning of period	221	1,096	206	184	1,096
Cash and cash equivalents at the end of the period	85	205	85	205	221

The attached notes are an integral part of this condensed separate interim financial information.

Condensed Separate Interim Financial Statements as at September 30, 2012 (unaudited)

Notes to the condensed separate interim financial information

1.	Manner of preparing financial information

1.1.	Definitions

The Company:  Bezeq The Israel Telecommunication Corporation Limited

"Investee", the "Group", "Subsidiary”: as these terms are defined in the Company's consolidated financial statements for 2012.

1.2.	Principles used for preparing financial information

The condensed separate interim financial information is presented in accordance with Regulation 38(D) of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Regulation") and the Tenth Addendum of the Securities Regulations (Periodic and Immediate Reports),1970 ("the Tenth Addendum") with respect to the separate interim financial information of the corporation.  They should be read in conjunction with the separate financial information for the year ended December 31, 2012 and in conjunction with the condensed consolidated interim financial statements as at September 30, 2013 ("the Consolidated Financial Statements").

The accounting policies used in these condensed separate interim financial information are in accordance with the accounting policies set out in the separate financial information as of and for the year ended December 31, 2012.

1.3.	Retrospective Application of Accounting Policies

As of January 1, 2013, the Company applies the amendment to IAS 19 - Employee Benefits ("the Amendment") As a result of the application of the Amendment, the method used for measuring liabilities with respect to annual leave days was changed. Furthermore on the date of first time application of the Amendment the Company recognized the total liabilities pertaining to employees transferred from the civil service to the Company which, until said date, was accounted as historic service costs and the Company was required to recognize this cost over a projected service period. The Amendment was adopted through retrospective application by way of reissue of the financial statements. As a result, the Company reissued its statement of income for 2012, by recording an increase in net profit in the amount of NIS 3 million. The Company also recorded a decrease in equity at September 30, 2012 and December 31, 2012 in the amounts of NIS 8 million and NIS 5 million, respectively.

2.	Revenues

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Fixed-line telephony	1,503	1,717	490	557	2,254
Internet - infrastructure	963	872	332	291	1,166
Transmission and data communication	740	735	252	243	976
Other services	171	185	53	58	234
	3,377	3,509	1,127	1,149	4,630

Condensed Separate Interim Financial Statements as at September 30, 2012 (unaudited)

3.	Operating and general expenses

	Nine months ended September 30			Three months ended September 30		Year ended December 31
	2013	2012		2013	2012	2012
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million		NIS million	NIS million	NIS million
Interconnectivity and payments to communications operators	170	217		55	70	281
Maintenance of buildings	175	192		61	70	245
Marketing and general expenses	132	104	*	47	54	159
Terminal equipment and materials	72	79		22	28	111
Services and maintenance by sub-contractors	47	54		15	15	73
Vehicle maintenance expenses	57	62		18	25	83
Collection commissions (in 2012 including royalties)	19	70		6	16	81
	672	778		224	278	1,033

*
On April 2, 2012 the settlement between the Company and the Ministry of Communications, with regard to the State authorities' claims for payment of frequency fees in Judea, Samaria and Gaza, was given the validity of judgment. As a result of the settlement, in the first quarter of 2012, the Company reduced its liability to pay frequency fees and decreased its operating and general expenses by NIS 37 million and financing expenses by NIS 13 million.

4.	Contingent Liabilities

During the normal course of business, legal claims were filed against the Company or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the Company's management, based, inter alia, on legal opinions as to the likelihood of success of these litigations, the financial statements include appropriate provisions in the amount of NIS 107 million, where provisions are required to cover the exposure arising from such litigation.

In the Company's opinion, the additional exposure (exceeding the foregoing provisions), as of September 30, 2013 due to legal claims filed against the Company on various matters, which are unlikely to be realized, amounts to a total of NIS 1.5 billion. Of this amount, NIS 361 million is for a claim filed against the Company and other associates without specifying the portion of the amount claimed from each of the plaintiffs. In addition, there is further exposure in the amount of NIS 188 million for claims, the success of which cannot be assessed at this stage. All the foregoing amounts are linked to the consumer price index and are before the addition of interest.

Furthermore, other claims have been filed against the Company as class actions with respect to which the Company has additional exposure beyond the aforesaid amounts, which cannot be quantified as the exact amounts of the claims are not stated in the claims.

Subsequent to reporting date, claims for which the exposure amounted to NIS 228 million came to an end. The Company's cost for these claims was negligible.

For further information concerning contingent liabilities see Note 5 to the Consolidated Financial Statements, Contingent Claims.

Condensed Separate Interim Financial Statements as at September 30, 2012 (unaudited)

5.	Material agreements and transactions with Investees during and subsequent to the reporting period

5.1	During May 2013, Pelephone Communications Ltd. ("Pelephone") paid to the Company a dividend in cash announced by Pelephone in March, in the amount of NIS 287 million.

5.2	During September 2013, Pelephone paid to the Company a dividend in cash announced by Pelephone in July, in the amount of NIS 314 million.

5.3	During May 2013, Bezeq International Ltd. ("Bezeq International") paid to the Company a dividend in cash announced by Bezeq International in March, in the amount of NIS 84 million.

5.4	During September 2013, Bezeq International paid to the Company a dividend in cash announced by Bezeq International in July, in the amount of NIS 81 million.

5.5
During August 2013, Pelephone made early repayment in an amount of NIS 88 million of the loan it received in March 2012 in a total amount of NIS 440 million. Accordingly, the date of final payment of the loan was set for March 2018.

5.6
During the reporting period the Company provided Walla Communications Ltd. with loans totaling an amount of NIS 30 million. The loans bear fixed annual interest of 4.68% and are due for repayment in three equal annual principal installments. The first payment will be made two years from the date on which the loan was provided.

5.7
During the reporting period, the Company provided Bezeq International with loans totaling NIS 40 million. These loans bear fixed annual interest of 4.1% and are repayable in one lump sum a year from the date on which the loan was given.

5.8
During September 2013, Bezeq On-line Ltd. ("Bezeq On-line") repaid the total outstanding balance of the loans that the Company provided in a total amount of NIS 19 million. On the other hand, the Company provided Bezeq On-line with a net loan in the amount of NIS 25 million. The loan bears fixed annual interest of 4.86% and is repayable in three equal annual principal installments. The first payment will be made two years from the date on which the loan was provided.